02 NOV 12 AM 11:29

Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

5th November 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

02055837

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

**Tracey Bigmore**
**Manager, Company Secretariat**

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

dlw 11/18

Enclosure

RNS | The company news service from the London Stock Exchange

Full Text Announcement

Other Announcements from this Company

| ISSUER | FILE NO. |
|---|---|
| The Morgan Crucible Company plc | 82-3387 |

| | |
|---|---|
| Company | Morgan Crucible Co |
| TIDM | MGCR |
| Headline | US Anti-Trust Settlement |
| Released | 07:00 5 Nov 2002 |
| Number | PRNUK-0511 |

5 November 2002

THE MORGAN CRUCIBLE COMPANY plc

US ANTI-TRUST SETTLEMENT

The Board of The Morgan Crucible Company plc announces that it has agreed with the Department of Justice in the United States to settle claims of anti-trust violations by one of its US subsidiaries in a limited number of carbon brush and carbon current collector products in the USA during the 1990s. Morgan has also agreed to two claims of non-cooperation made against it.

The Department of Justice investigation relating to Morgan and its affiliated companies has now been concluded and it has been agreed that they would be prepared to accept fines of $11million (approximately £7million) in respect of both the anti-trust violation and the non-cooperation. Such fines will be interest free and payable over 4 years with the first payment made during 2003 amounting to $3.5millon (approximately £2.3million). No penalties will be payable in 2002. A total charge of £12million including the above fines and associated legal costs will be taken in the 2002 accounts as an exceptional cost.

During the period under investigation, prices of the products in the USA which were the subject of the investigation generally fell or remained stable. The customers affected are limited and Morgan believes that the costs of dealing with future civil claims, if any, should not be material.

Discussions have been held with the Canadian and European competition authorities. The European competition authorities have advised that it is unlikely that any penalties would be payable by the Company. Discussions will continue with the Canadian authorities but given the very small amount of business transacted in Canada Morgan believes that the outcome should not have a material impact on the Group.

Morgan regrets the departure in this limited area from the high standards maintained in the rest of its businesses. Action has been taken to reinforce the anti-trust compliance programme worldwide in order to ensure high ethical practice across all Morgan's businesses.

Enquiries:

| | |
|---|---|
| Nigel Howard, Acting Group Chief Executive | 020 7404 5959 (on 5.11.02) |
| Nigel Young, Finance Director | 01753 837000 (thereafter) |
| Jon Coles, Harry Chathli, Brunswick | 020 7404 5959 |

END

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